FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2002

CanAlaska Ventures Ltd.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

                          Form 20F __X__            Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

                                    Yes__X__                        No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.

(Registrant)

“Taryn Downing”

Date:    December 31, 2002

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 25, 2002

Item 3: Press Release

A Press release dated and issued November 25, 2002 in Vancouver, BC to the Canadian Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company announces that it is negotiating with existing project owners and plans to stake mineral claims in the Raglan Area of Northern Quebec.

Item 5: Full Description of Material Change

See attached News Release dated November 25, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ November 25, 2002__________

Date

“Taryn Downing”

____________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

NEWS RELEASE

NOVEMBER 25, 2002

CANALASKA IN NEGOTIATIONS TO ACQUIRE

BASE METAL PROJECTS IN THE RAGLAN REGION OF QUEBEC

Major staking rush in progress

CanAlaska Ventures Ltd. (“the Company”)  (TSX Venture – CVV) is pleased to announce that the Company is negotiating with existing project owners and plans to stake mineral claims in the Raglan Area of Nunavik, Northern Quebec.  The corporate objective is to acquire projects that are prospective for base metals, gold and platinum group metals.

Situated in Northern Quebec, approximately 1,800 miles north of Montreal, Quebec, Raglan is one of the world’s most favourable stratigraphies for mineral exploration.  Quebec’s is one of the most mining friendly locations in the world to explore for minerals.

Falconbridge and Anglo American Exploration (Canada) Ltd., are two of the major mining companies in the Raglan Area.  Falconbridge, the western world’s second largest nickel producer, is operating its $1 billion Raglan Nickel-Platinum-Palladium-Cobalt-Copper Mine.  Anglo American Exploration (Canada) Ltd. has recently entered into the region by staking at least 1,500 claims.  This company is a part of Anglo American plc, one of the world’s largest mining companies.

On November 11, 2002, Canadian Royalties Inc. (TSX Venture: CZZ) announced that it has received extensive high-grade nickel-copper-cobalt-platinum-palladium-gold (Ni-Cu-Co-Pt-Pt-Au) assay results over broad intervals in three diamond drill holes completed at the Mesamax northwest grid area on its Nunavik (Ungava), Quebec, Expo-Ungava joint venture property.  Canadian Royalties’ Discovery has started one of the largest staking rushes in this area in the recent years.

Another significant land owner, Novawest Resources Inc, (TSX Venture: NVE) which has strategically assembled and acquired the claims and permits making up their Raglan Assemblage over a period of approximately seven years and has expended close to $3 million acquiring and developing their projects in this district.

CanAlaska is focused on the acquisition, exploration, and development of Precious Metals, Gold, Base Metals and Diamond Projects in North America.

For further information: Please call our Investor Relations Department at 1-800-667-1870

On behalf of the board of directors

“Harry Barr”

Harry Barr, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

S.E.C. 12g3-2(b) Reg #82-2131  CUSIP#137089108

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.